Mohen, Inc.
95 Morton Street
New York, New York 10014

August 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Cicely LaMothe, Branch Chief
Division of Corporation Finance

Wilson K. Lee

Re:	Mohen, Inc.
Form 10-SB Amendment No. 1
Filed July 31, 2007
File No. 000-52707

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 6, 2007 relating to the Registration Statement on Form 10-SB, filed with the SEC on July 31, 2007 (the “Form 10-SB”).  The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 2 to our Form 10-SB.

FORM 10-SB AMENDMENT # 1 FILED ON JULY 31, 2007

Financial Statements and Notes

Audited Financial Statements for December 31, 2006

Note 1 – Organization

Nature of Business, page F-7

1.
We have read your response to comment three. Under EITF 02-5, an individual would need to hold more than 50% of the voting interest of each entity to establish common control. If there is no such individual, then common control can be established through a group of shareholders in which there is a written agreement in place to vote in concert or if they are immediate family members. It is not clear how you met these criteria. Please identify the majority shareholder and their percentage interest in each entity.

Securities and Exchange Commission
August 20, 2007

Response

Joe Mohen, the President of Mohen, Inc. (the surviving entity) owned 72% of the voting interest of each respective entity at the time of the merger.

Note 6 – Equity Transactions

Redeemable Convertible Preferred Stock – Series B – par value $0.01, pages F-15 – F-16

2.
We have read your response to comment eight. You state that liability treatment is not required because the warrants for shares are not puttable and not mandatorily redeemable. However, as stated in paragraphs 5 and 6 of FSP FAS 150-5, paragraph 11 of SFAS 150 applies to warrants in which the underlying shares are redeemable at some date in the future whether they are conditional or unconditional. Since there is a redemption feature to your Series B Preferred Stock, it would appear that the warrants on these shares would require liability treatment under the FSP. Please revise accordingly or advise us.

Response

We agree with your comments and accordingly we will revise our financial statements and footnote disclosures to reflect a liability for such warrants.  In accordance with FSP FAS 150, we will record the following entry:

	Debit	Credit
Series B Redeemable Convertible

Preferred Stock	$391,000
Redeemable warrants		$391,000

The warrants are to be recorded as a liability at its fair value which represents the net cash settlement amount.  The offset will be recorded (as stock issuance costs) as a reduction to the proceeds of the Series B Redeemable Convertible Preferred Stock in accordance with EITF Topic D-98. The warrants are exercisable at $.85 which would provide the company with $391,000 in proceeds upon exercise (460,000*.$85).  The contingent redemption value is fixed at 2x the conversion price or $782,000. Therefore, upon issuing the warrant the net cash settlement value ($391,000) represents the maximum conditional puttable obligation.  If the warrant is exercised the Company will record the cash proceeds and the offset to Redeemable warrants.  Once the Form 10-SB registration statement is declared effective, all of the Series B Redeemable Convertible Preferred Stock and the warrants will automatically be converted to equity. At that point, the redemption feature would no longer available to the holders of such securities.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

By:	/s/ MEL SCHRIEBERG
Mel Schrieberg
Chief Executive Officer